
July 20, 2015

<u>Via E-mail</u>
Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road, Tantzu
Taichung, Taiwan, ROC

> **Re: Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 000-30702**

Dear Ms. Chen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Timothy Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Chris K.H. Lin, Esq.
                 Simpson Thacher & Bartlett LLP